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Exhibit 99.3

Edison Mission Energy
Homer City—Funds Flow from Operations
Twelve Months Ended December 31, 2001
(In Thousands) (Unaudited)

	EME Homer City Generation L.P.	Edison Mission Finance Co.	Mission Energy Westside, Inc.	Chestnut Ridge Energy Company	Homer City Property Holdings	Edison Mission Holdings Co.	Consolidated Adjustments	Edison Mission Holdings Co.	Reclassification Adjustment (Note 1)	Sale Leaseback Adjustments (Note 2)	Homer City Facilities
	(SEC Reporting)					(Parent)		(Consolidated)
Project Revenues
Electric revenues	$494,322	$—	$—	$—	$—	$—	$—	$494,322	$90	$—	$494,412
Income (losses) from energy trading and price risk management	(314)	—	—	—	—	—	—	(314)	—	—	(314)

Total Operating revenues	494,008	—	—	—	—	—	—	494,008	90	—	494,098

Project Operating Expenses
Fuel	168,814	—	—	—	—	—	—	168,814	—	—	168,814
Plant operations	82,076	—	—	—	—	—	—	82,076	860	6,624	89,560
Depreciation and amortization	51,765	—	—	—	4	—	—	51,769	—	(3,108)	48,661
Administrative and general	1,788	70	—	—	—	113	—	1,971	(1,507)	—	464

Total operating expenses	304,443	70	—	—	4	113	—	304,630	(647)	3,516	307,499

Project Revenues less Operating Expenses	189,565	(70)	—	—	(4)	(113)	—	189,378	737	(3,516)	186,599

Project Other Income (Expense)
Interest and other income	(412)	—	—	—	6	(45)	—	(451)	9,357	—	8,906
Intercompany interest income (expense)
Edison Mission Holdings	—	(77,687)	—	—	—	77,687	—	—	—	—	—
Edison Mission Finance	(139,724)	139,724	—	—	—	—	—	—	—	—	—
Interest expense	686	—	—	—	—	(77,687)	—	(77,001)	—	8,016	(68,985)

Total other income (expense)	(139,450)	62,037	—	—	6	(45)	—	(77,452)	9,357	8,016	(60,079)

Income (Loss) before Income Taxes and Extraordinary Item	50,115	61,967	—	—	2	(158)	—	111,926	10,094	4,500	126,520
Income Taxes Before Extraordinary Item	21,847	23,825	—	—	—	(61)	—	45,611	4,393	2,097	52,101

Net Income (Loss) Before Extraordinary Item	28,268	38,142	—	—	2	(97)	—	66,315	5,701	2,403	74,419

Extraordinary gain (loss) on early extinguishments of debt, net of tax	5,701	—	—	—	—	—	—	5,701	(5,701)	—	—

Net Income (Loss)	$33,969	$38,142	$—	$—	$2	$(97)	$—	$72,016	$—	$2,403	$74,419

Funds Flow from Operations
Income (loss) before Income Taxes	$50,115	$61,967	$—	$—	$2	$(158)	$—	$111,926	$10,094	$4,500	$126,520
Add (deduct):
Depreciation and amortization	51,765	—	—	—	4	—	—	51,769	—	(3,108)	48,661
Debt service

Funds Flow from Operations	$101,880	$61,967	$—	$—	$6	$(158)	$—	$163,695	$10,094	$1,392	$175,181

Note 1	Includes: (a) reclassification adjustment related to presentation of revenues and operations expenses with no impact on income before taxes, and (b) reclassification of extraordinary gain to other income for purposes of Funds Flow from Operations.
Note 2	Consolidation adjustment required to report the Homer City Leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by EME Homer City Generation L.P.
The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Homer City Facilities is not a legal entity and accordingly, the above financial information for the Homer City Facilities has not been prepared in accordance with generally accepted accounting standards.

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  Exhibit 99.3
Edison Mission Energy Homer City—Funds Flow from Operations Twelve Months Ended December 31, 2001 (In Thousands) (Unaudited)